Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

C1 – Santa Luz Project Antenor Silva, President & COO

100 Km Jacobina UG-Mine Fazenda Brasileiro UG-Mine C1-Santa Luz Project Location Map

Tailings Dam Plant Antas 3 Pit C1 Waste Dump C1 Pit Antas 2 Pits Itapicuru River Antas 3 Waste Dump General Planned Site Layout

Project Status - Milestones On going Infill Drilling Campaign (October 2007) Feasibility Study ( December 2007) Project Approval (January 2008) Environmental Construction Permit (May 2008) Detailed Engineering (August 2008) Production Start up (Dec 2009)

Key Project Parameters Plant Capacity 2.5 Mt/a Gold Production target of 100,000 koz/a Minimum 10-year mine life Minimum 1 Moz – reserves; additional 1 Moz resources Grinding – Flotation – CIL Plant Initially open pit – longer term underground potential Power line 138 KV – 12 MW available in sept/2009 Cyanide Destruction (INCO process)

Metallurgical Process

SAG 21’ X 38 ’ 8 MW Crusher Metso C125 380 tph Emergency Stockpile 4000 t Gold Recovery 80 % CIL - 35 h residence time 9 x 426 m3 Plant Lay-out

Project Team Coordination – Yamana TS Engineering – Minproc – Brasil/Australia R&R Evaluation and Mining Engineering – Metalica - Chile Process Development ( testworks) – IML – Perth , Yamana TS Environmental Impact Study – AMPLA – Yamana SHE Tailings and Waste dump Engineering - VOGBR Rock Mechanics - Itasca

Master Schedule (Targeting startup production by early 2010) Master Schedule 2007 2010 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 In fill Drilling Mineral Resource Evaluation 30/11 Feasibility Study Basic Engineering Detail Engineering Environmental Permits 27/5 Construction Permit Power line Construction Work -force recruitment and training Pre-Striping Plant Comissioning Production Start up 2008 2009 30/10 1/8 operation permit Production Start up